July 27, 2011

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Insight Trust

(Virtus Tax-Exempt Bond Fund)

CIK 0001003859

(File No. 333-175301)

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Brion Thompson of the staff of the Securities and Exchange Commission (the “SEC”) on July 26, 2011, with respect to the registration statement on Form N-14 that was filed by Virtus Insight Trust (the “Trust”) on July 1, 2011, relating to the reorganization of Virtus Intermediate Tax-Exempt Bond Fund, a series of the Trust, into Virtus Tax-Exempt Bond Fund, another series of the Trust. Where noted, changes, as applicable, have been made to the prospectus/proxy statement.

Set forth below is each comment and the Trust’s response thereto.

1. Comment:	In the fourth paragraph on page 8 is a statement that all or a substantial portion of the acquired fund’s securities may be sold after the reorganization. Please explain the rationale for the decision to sell the acquired fund’s shares after the reorganization, which has as result that the costs will be borne by the surviving fund’s shareholders.

Response:	We intend to receive a tax opinion for the merger of these two funds that indicates that the transaction will be tax-free to shareholders. Tax counsel has advised us that any repositioning of securities in the acquired fund prior to the merger, and in contemplation of the merger, may jeopardize the tax-free status of the transaction. Therefore, as is customary in the industry, it is necessary for the manager of the acquired fund to continue to manage the Fund in the normal course of business and to leave any repositioning to the surviving fund. Furthermore, any determinations regarding which securities should be sold will be made by the surviving fund’s investment manager based upon the assets in the combined portfolio.

EDGAR Operations Branch

July 27, 2011

2. Comment:	At the end of the first paragraph of the Interest Rate Risk disclosure on page 17, please add disclosure that the surviving fund is subject to greater risk because it invests in securities with longer maturities.

Response:	Requested disclosure has been added.

The Fund acknowledges that:

1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

2)      staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3) the Fund may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop, Jr.

Arie Heijkoop, Jr.

Attachments

cc:	Kevin J. Carr, Esq.
Ann Flood